UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   PALMER, BEN M.
   c/o RPC, Inc.
   2170 Piedmont Road
   Atlanta, GA  30324
   USA
2. Issuer Name and Ticker or Trading Symbol
   RPC, INC.
   RES
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   01/28/2003
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock (1)           |      |    | |                  |   |           |38,379             |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Incentive Stock Option|$9.49   |1-28-|A   | |15,000     |A  |2004 |1-28-|Common Stock|15,000 |N/A    |15,000      |D  |            |
s (2)                 |        |03   |    | |           |   |to 20|13   |            |       |       |            |   |            |
                      |        |     |    | |           |   |08   |     |            |       |       |            |   |            |
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Performance Grants    |$9.49   |1-28-|A   | |5,000      |A  |(3)  |1-28-|Common Stock|5,000  |N/A    |5,000       |D  |            |
                      |        |03   |    | |           |   |     |13   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Includes 34,272 shares of restricted stock of which 6,000 shares vest in 2007, 4,000 shares vest in 2008, 3,000 shares vest in 2009, 7,500 shares vest in 2011 and the remainder vest five years after specified increases occur in the market price of the common stock.
(2) Employee option granted pursuant to the 1994 RPC Energy Services, Inc. Employee Stock Incentive Plan.
(3) Reflects restricted stock that vest five years after certain specified increases in the market price occur.
SIGNATURE OF REPORTING PERSON
/s/ Ben M. Palmer
DATE
January 30, 2003